Waste Connections US, Inc.

3 Waterway Square Place, Suite 110

The Woodlands, TX 77380

June 10, 2016

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Waste Connections US, Inc. (formerly named Waste Connections, Inc.)

Registration Statement on Form S-3ASR (File No. 333- 202007)

Ladies and Gentlemen:

This letter constitutes an application by Waste Connections US, Inc. (formerly named Waste Connections, Inc. (the “Company”)) pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”) for an order permitting the Company to withdraw its Registration Statement on Form S-3ASR, including all exhibits thereto (File No. 333-202007), that was initially filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2015 (the “Registration Statement”). The Registration Statement became effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act. No securities have been sold or exchanged or will be sold or exchanged pursuant thereto.

On June 1, 2016, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated as of January 18, 2016 (the “Merger Agreement”), by and among the Company, Progressive Waste Solutions Ltd. (now named Waste Connections, Inc. (“Waste Connections”)), and Water Merger Sub LLC, a wholly-owned subsidiary of Waste Connections (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Waste Connections. In connection with the Merger, the Company determined that it is in its best interest to withdraw the Registration Statement at this time.

Please provide Aileen C. Meehan of Locke Lord LLP a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available at (866) 876-1394. If you have any questions regarding this application, please contact Aileen C. Meehan of Locke Lord LLP at (212) 912-2982.

Sincerely,

Waste Connections US, Inc.
(Registrant)

By:	/s/ Patrick J. Shea
Patrick J. Shea
Senior Vice President,
General Counsel and Secretary

cc:	Aileen C. Meehan

Locke Lord LLP